Next Generation Management Corp.
(f/k/a Next Generation Energy Corp.)
 4270 John Marr Drive
Annandale, Virginia  22003

June 23, 2014

Via Edgar
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Next Generation Energy Corp. Items 4.01 and 4.02 Form 8-K Filed June 13, 2014 File No. 002-74785-B

Ms. Spirgel:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 19, 2014 (the “Comment Letter”) relating to the Form 8-K of Next Generation Management Corp. (the "Company") referenced above.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 8-K

Item 4.01

1.	Please amend your Form 8-K to include the required Exhibit 16 letter from your former independent accountant indicating whether or not they agree with your disclosures provided under Item 4.01.

Response

We have amended the Form 8-K to include Exhibit 16.1.

Item 4.02

2.
Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Response

We have amended the Form 8-K to include Exhibit 7.1.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Darryl Reed
Darryl Reed, CEO